Exhibit 99.1

Hydro One completes acquisition of business assets of Peterborough Distribution Inc.

–The acquisition brings together two long-time neighbours, benefitting families, local businesses and communities–

TORONTO, August 1, 2020 – Hydro One Limited (TSX: H) (“Hydro One”) announced the legal closing of the acquisition of the business assets of Peterborough Distribution Inc. (“PDI”) by its wholly-owned subsidiary, Hydro One Inc. The Ontario Energy Board approved the sale on April 30, 2020.

“We are thrilled to become part of Peterborough, Lakefield and Norwood and to continue energizing life in these communities for years to come,” said Mark Poweska, President and CEO, Hydro One. “At Hydro One, we believe we have a deep responsibility to support families, businesses and the local economy in the communities where we work and live, and we look forward to finding more ways to give back.”

“As this transaction comes to a close, I want to thank Hydro One for its recent donation to the YES Shelter for Youth and Families,” said Peterborough Mayor Diane Therrien. “I want to also thank Peterborough Distribution workers, who are valuable contributors to our community. I know they will continue to work hard for our community as Hydro One invests in its workforce and infrastructure in the Peterborough Region.”

“We welcome Hydro One to the community of Lakefield in Selwyn Township,” said Selwyn Township Mayor Andy Mitchell. “We look forward to seeing the benefits of their customer-focus and commitment to making this transition for our residents and businesses as seamless as possible.”

“Today is a great day for Peterborough-Kawartha! I want to take this opportunity to officially welcome Hydro One to our community,” said Dave Smith, MPP Peterborough – Kawartha. “We are so honoured to have such an active community partner in Hydro One, and I am looking forward to continuing to see how this acquisition will benefit my constituents moving forward.”

“This is great news for our communities and ratepayers in Otonabee-South Monaghan and Norwood,” said David Piccini, MPP Northumberland–Peterborough South. “Hydro One is working collaboratively with the Government to help keep jobs local and also continues to support organizations that give back to the community. I am happy to see predictability given to customers and congratulate Hydro One on this new agreement and can’t wait to see the benefits unfold.”

Peterborough Distribution customers will immediately benefit from the sale. Customers can expect to see a 1 per cent rate reduction to the base distribution portion of their bills starting with their August electricity use. The base distribution portion of the bill will be frozen at this rate for the next five years.

Additionally, Hydro One has committed to making investments in the local community, including the development of a new regional operations centre and fleet maintenance facility. Hydro One will continue to be active and present in the community through its support of important local initiatives.

PDI serves approximately 37,000 customers in Peterborough, Lakefield and Norwood. To learn more, please visit: www.HydroOne.com/Peterborough.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion. Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system, which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.